FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2006

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F          ☒           Form 40-F          ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          ☐          No        ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

The National Bank of Greece (NBG) intends to hold its Annual General Meeting (AGM) on Tuesday, 2nd May. Furthermore, the proposal for the cut-off date for the 2005 dividend will be Friday, 5th May, 2006. The payment of the dividend will commence on Tuesday, 16th May, 2006 via the NBG branch network.

Athens, 20 March 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 20th March, 2006

Deputy Chief Executive Officer